ROOSEVELT & CROSS, INCORPORATED

FINANCIAL STATEMENTS

DECEMBER 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-19330

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Roosevelt & Cross Incorporated

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Exchange Plaza 55 Broadway 22nd Floor
(No. and Street)

New York City (City) New York (State) [illegible] (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Gilman (Name) (212) 504-9360 (Area Code – Telephone Number) dgilman@rooseveltcross.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Withum Smith+Brown
(Name – if individual, state last, first, and middle name)

1411 Broadway, 23rd Floor (Address) New York City (City) New York (State) 10018 (Zip Code)

10/08/03
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___David Gilman___ swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Roosevelt & Cross, Incorporated___ , as of ___December 31,___ , 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MATTHEW J CAMPOLETTANO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CA6384904
Qualified in Suffolk County
My Commission Expires 12-24-2022

Signature: _____

Title: Chief Financial Officer

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ROOSEVELT & CROSS , INCORPORATED
FINANCIAL STATEMENTS
DECEMBER 31, 2021

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Roosevelt & Cross, Incorporated :

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Roosevelt & Cross, Incorporated (the "Company"), as of December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplemental information, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

WithumSmith+Brown, PC

February 28, 2022

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31 2021

ASSETS

Cash and cash equivalents	$ 871,267
Due from clearing broker	222,650
Receivables from joint accounts	1,885,520
Interest receivable - state and municipal government obligations	118,180
Securities owned, state and municipal government obligations at fair value	25,930,195
Clearing deposits and other	555,274
Prepaid expenses and other assets	426,314
Loans receivable - employees	114,333
Operating lease- right of use assets	2,398,710
Property and equipment, at cost, less accumulated depreciation and amortization of $1,431,633	60,454
Total assets	$ 32,582,897

The accompanying notes are an integral part of these financial statements.

4

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31 2021

LIABILITIES AND STOCKHOLDERS' EQUITY

Due to clearing broker	$7,171,788
Operating lease liabilities	2,398,710
Accrued expenses and taxes payable	882,662
Cares act payable	920,525
Total liabilities	11,373,685
Commitments and Contingencies	
Stockholders' equity	
Common stock, $10 par value; 500,000 shares authorized;	
121,311 shares issued and outstanding	1,194,900
Additional paid-in capital	13,726,498
Retained earnings	6,287,814
Total stockholders' equity	21,209,212
Total liabilities and stockholders' equity	$ 32,582,897

The accompanying notes are an integral part of these financial statements.

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2021

Income
Principal trading profits	$12,510,386
Underwriting Income	2,978,018
Management/placement fees	653,990
Reimbursement expenses	703,295
Interest	571,863
Other income	17,000
Total income	$17,434,552

Operating Expenses
Employee compensation and benefits	12,194,852
Floor brokerage, exchange and clearance	1,090,602
fees Communications and data processing	1,569,607
Interest	32,145
Occupancy	736,571
Other expenses	1,184,646
Depreciation and amortization	17,717
Total operating expenses	16,826,140

Other income
PPP loan forgiveness	$1,007,315
Income before taxes	1,615,727
Income taxes	75,000
Net Income	$1,540,727

The accompanying notes are an integral part of these financial statements. 6

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2021

	Common Stock, $10 Par Value		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Number of Shares	Amount			
Balance at January 1, 2021	123,905	$1,239,050	$14,006,220	$5,280,436	$20,525,706
Net income				1,540,727	1,540,727
Sale of shares of common stock	6,596	65,960	1,026,733		1,092,693
Redemption of shares of common stock	(11,011)	(110,110)	(1,306,455)	(533,349)	(1,949,914)
Balance at December 31, 2021	119,490	$1,194,900	$13,726,498	$6,287,814	$21,209,212

The accompanying notes are an integral part of these financial statements.

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31,2021

Cash Flows From Operating Activities

Net income	$ 1,540,727
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	17,717
PPP Loan forgiveness	(1,007,315)
Right of use Asset	(590,591)

Changes in operating assets and liabilities

Due From Clearing Broker	2,393,050
Receivables from joint accounts	(1,858,537)
Interest receivable - state and municipal government obligations	3,965
State and municipal government obligations at fair value	(6,960,659)
Clearing deposit and other	4,907
Prepaid expenses and other assets	(66,431)
Loans receivables- employees	59,334
Operating lease liability	590,591
Due to clearing broker	5,825,915
Accrued expenses and taxes payable	(241,603)
Payable to joint accounts	(3,944)
Net Cash provided by operating activities	(292,874)

Cash Flows used in Investing Activities

Activities Purchase of fixed Assets	(7,330)

Cash Flows from Financing Activities

Sale of common stock	1,092,693
Redemption of common stock	(1,949,914)
Proceeds from Cares Act	920,525
Net cash used in financing activities	63,304
Decrease in cash and cash equivalents	(236,900)
Cash and cash equivalents- beginning	$1,108,167
Cash and cash equivalents- ending	$ 871,267

Supplemental Disclosures of Cash Flow Information

Interest paid	$130,324
Taxes paid	$99,107

The accompanying notes are an integral part of these financial statements

8

ROOSEVELT & CROSS, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 1 -   **NATURE OF OPERATIONS**

Roosevelt & Cross, Incorporated ("the Company"), founded in 1946, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Agency ("FINRA"), formerly the National Association of Securities Dealers, Inc. The Company is a leading senior manager of both negotiated and competitively sold bond issues in New York State, New Jersey, and the New England States.

The Company specializes in the origination, structuring, underwriting, trading and sale of tax-exempt issues sold in the northeast section of the United States of America. The Company's principal office is in New York City, with branch offices in Buffalo, NY, East Hartford, CT, Warren, NJ, East Greenwich, RI and Sudbury, MA.

NOTE 2 -   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which involve the application of accrual accounting; accordingly, the financial statements reflect all material receivables, payables, and other liabilities.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments, consisting of money market fund investments and time deposits with original maturities of three months or less when acquired.

Securities Owned, State and Municipal Government Obligations

Investments in marketable debt securities owned and securities sold, not yet purchased, and are carried at fair value, with unrealized gains and/or losses recognized in the current earnings.

Fair Value

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Due to Clearing Broker

The Company clears all of its brokerage transactions through a broker-dealer on a fully disclosed basis. Due to broker relates to net obligations to the Company's clearing broker from a compilation of all securities activities.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation and amortization. The costs of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred. Fully depreciated assets are retained in property and depreciation accounts until they are removed from service. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in operations. Depreciation of property and equipment is accounted for on the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is calculated by the straight-line method over the shorter of the term of the related lease or the useful lives of the improvements.

Clearing Deposits and Other

As of December 31, 2021 the Company had five security deposits. One is for $500,000 which is maintained by the clearing broker. The other four totaling $55,274 represents security deposits for The Company's various offices.

Impairment of Long-Lived Assets

In accordance with FASB Accounting Standard Codification ("ASC") 360, long- lived assets, including property and equipment and intangible assets subject to amortization, are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate the carrying amount may not be recoverable through future undiscounted cash flows. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. Management identified no impairment as of December 31, 2021.

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Redemption of the Company's Common Stock

The Company issues and redeems its shares of common stock to its employees at their book value, which approximates fair value determined in accordance with the Company's stockholder agreement. The sales proceeds of shares redeemed to an employee by the Company is applied first to its par value, next to additional paid-in capital equal to the amount credited earlier on issuance to the employee based on a first-in first out basis, and the balance of the redemption amount if any, to retained earnings.

Revenue Recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligation in the contract, (c) determine the transactions price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant Judgments

Revenue from contracts with customers includes instances where the Company acts as an underwriter for business and government entities. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company's progress under the contract and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 2 -   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Principal Trading Profits

The Company generates trading profits by buying and selling municipal bonds. The Company records the income on the trade date of the selling of the bonds. Also included in principal trading profits is the market valuation of municipal bonds in inventory on the last business day of the month. The Company receives valuations from multiple sources and applies the lowest valuation to the bonds an records the resulting profit or loss in principal trading profits. Also included in principal trading profits are designations received. A designation is received from another Broker/Dealer who has sold bonds to a customer who specifies that the Company should be "designated" for part of the profit on the sale. The Company records the profit when the wire is received from the other Broker/Dealer.

Underwriting Income

The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. This includes management placement fees associated with certain underwritings. Underwriting income is earned from the sale of the securities from the underwriting. Underwriting fees and income are both built into the underwriting and is recorded once all the bonds are sold. The transactions represent one performance obligation, which is the sale of the bonds. The Company recognizes its share of the revenue when all the securities are sold. The Company believes that this date is the appropriate point in time to recognize the revenue for securities underwriting transactions as there are no significant actions which the Company need to take subsequent to this date.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded.

Management Placement Fees Income

The fee income is related to certain underwriting where the Company is the lead underwriter. The fee is built into the underwriting at the time the underwriting is negotiated with the issuer. The fee is recorded when the underwriting is settled, after all the bonds are sold. The Company believes the performance obligation for providing management placement services is satisfied when the bonds are sold because the customer is receiving and consuming the benefits at that point.

Reimbursement Expense

Reimbursement expenses are expenses related to an underwriting where the Company is the lead underwriter. When the underwriting is settled, the underwriting expenses are recorded as income. The Company is a principal for these transactions because the Company obtains control of these services and combines them as part of delivering on its performance obligation.

NOTE 2-   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of January 1, 2021 the receivables balance was $0.00. At December 31, 2021, there were receivables of $0.00 reported in the statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e. unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

As of January 1, 2021 and during the year, the Company had no contract assets or contract liabilities. As of December 31, 2021, the Company had no contract assets or contract liabilities.

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company has elected to have its income taxed under Section 1362 (Sub-chapter S) of the Internal Revenue Code of 1986 and applicable state statutes, which provide that in lieu of corporate income taxes, the stockholders include their proportionate share of the Company's taxable income or loss on their individual income tax returns. Accordingly, no provision for federal or state income taxes is reflected in the financial statements. However the Company is subject to New York City General Corporation Tax and various minimum state filing fees for which provisions have been made.

The stockholders and members of the Company have concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The stockholders' conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2018 are no longer subject to examination by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements

The Company follows guidance in the Financial Accounting Standards Board ("FASB") issued Accounting Standards Updates ("ASU") 2016-13, *Financial Instruments -- Credit Losses (Topic 326): Measurement of credit losses on financial instruments.* The ASU is an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses, which results in more timely recognition of such losses. The ASU targets the impairment models that entities use to account for debt instruments. Further the ASU makes targeted changes to the impairment model for available-for-sale debt securities. Management is currently evaluating the effect of adopting the new standard and expects that the impact to the Company's financial statements will be minimal. Management has evaluated the ASU and has determined there is no impairment as of December 31, 2021.

LEASES

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several noncancellable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or other wise The Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight- line basis over the lease term.

NOTE 2-   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short term leases on a straight-line basis over the lease term.

Other information related to leases as of December 31, 2021 are as follows:

Weighted average remaining operating lease term	4.22 years
Weighted average discount rate of operating leases	7.0%

The components of lease costs for the year ended December 31, 2021 are as follows:

Total operating lease cost	$736,571

CARE LOAN PAYABLE

On May 24, 2021, The Company was granted a second loan (the "Loan") from TD Bank, N.A. in the aggregated amount of $920,525, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title 1 of the CARES Act and administered by the U.S. Small Business Administration (SBA"), which was enacted March 27, 2022. The PPP loan is guaranteed by the SBA. The Loan, which was in the form of a Note dated May 2021 issued by the Company, matures on April 20, 2022 and bears interest at the rate of 1% per annum payable monthly commencing on October 20, 2022. The Note may be prepaid by the Company at any time prior to maturity with no repayment penalties. Funds from the loan may be used for payroll costs, costs used to continue group healthcare benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred after February 15, 2020. The Company used a substantial portion of the Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they were used for qualifying expenses as as described in the CARES Act (within the defined 8 or 24-week period after the loan was disbursed, or the Covered Period"), the Company was eligible for the PPP loan at the time of application, and otherwise satisfied PPP requirements. The Company currently believes that all of the loan will be forgiven. The Company's first Cares act loan from TD Bank in the amount of $1,007,315 was forgiven in full by the SBA on June 29, 2021. This is included on the income statement in other income.

NOTE 3-   **RECEIVABLES FROM JOINT ACCOUNTS**

The Company acts as either the managing or co-managing underwriter of various underwriting issuances and subsequent sales of State and Municipal Obligations. The Company, as managing underwriter, enters the bid for the joint account and if awarded the bonds, maintains the records of the underwriting group. As managing underwriter, the Company purchases bonds from the issuer and in turn uses the bonds as collateral with their clearing broker for providing the funds. The securities held in the joint accounts are measured at fair value. See Note 5 for discussion of fair value measurements. At December 31, 2021, the amount advanced on behalf of joint account participants was $1,885,520. Good Faith Deposits represented deposits made with municipalities for a prospective underwriting of bonds.

PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following

	Estimated Useful life - Years	2021
NOTE 4- Furniture and fixtures	7 - 10	$ 416,602
Equipment	7 - 10	236,957
Leasehold improvements	Term of lease	639,537
Computer software	7 - 10	198,991
		1,492,087
Less: accumulated depreciation and amortization		(1,431,633)
Net property and equipment		$60,454

The depreciation and amortization expense for the year ended December 31, 2021 aggregated $17,717.

ROOSEVELT & CROSS, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 5 -   FAIR VALUE MEASUREMENTS

The Company accounts for marketable debt securities in accordance with
FASB ASC 820, "Fair Value Measurements and Disclosures". FASB ASC 820
establishes a fair value hierarchy that prioritizes the inputs to valuation
techniques used to measure fair value. The hierarchy gives the highest priority
to unadjusted observable quoted prices in active markets for identical assets
or liabilities (level 1 measurements) and the lowest priority to
unobservable inputs (level 3 measurements). The three levels of the fair
value hierarchy under FASB ASC 820 are described below:

Basis of Fair Value Measurement

Level 1   Unadjusted quoted prices in active markets that are accessible at
            the measurement date for identical, unrestricted assets or
            liabilities;

Level 2   Quoted prices for similar instruments in active markets, quoted
            prices for identical or similar instruments in markets that are not
            active, and model-based valuation techniques for which all
            significant assumptions are observable in the market.

Level 3   Prices or valuations that require inputs that are both significant to
            the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the
lowest level of any input that is significant to the fair value measurement.

The following table presents by level, within the fair value hierarchy the
Company's investment assets at fair value, as of December 31, 2021. As
required by FASB ASC 820, investment assets are classified in their entirety
based upon the lowest level of input that is significant to the fair value
measurement.

Level 2 investment values are determined by supply and demand and
the demand is driven by a myriad of factors some of which are credit
rating, maturity, call or put features, sources of interest and principal
payments and geopolitical risk. The values used by the Company for
financial reporting purposes are based on management review of matrix
pricing data which reflect

NOTE 5 -   **FAIR VALUE MEASUREMENTS** (Continued)

Basis of Fair Value Measurement (Continued)

the prices of bonds with similar interest rates, maturity and credit rating. Management then makes judgments based on that data along with assessment of the other factors above, not captured in matrix pricing, that affect the likely price that would be obtained upon sale.

Description	12/31/21	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
State and Municipal Government Obligations Options	$25,930,195		$25,930,195	
State and Municipal Government Obligations - on behalf of joint account participants	$1,885,520		$1,885,520	

Approximately 90% of the Company's customer base located in the northeast section of the United States of America. There were no transfers among Levels 1, 2, or 3 during the year.

NOTE 6 -   **RELATED PARTY TRANSACTIONS**

The Company has loans receivable from two employees aggregating $114,333 as of December 31, 2021. All loans are payable on demand and interest is charged at 2% per annum.

In 2021, employees purchased or sold the following company stock: 6,596 shares purchased and 11,011 shares sold.

NOTE 7 -   **ACCRUED EXPENSES AND TAXES PAYABLE**

Accrued expenses and taxes payable consist of the following:

Accrued clearing and interest	$140,791
Accrued SIPC fees payable	12,000
Accrued professional fees	120,000
Accounts Payable Deferred	12,000
Deferred rent	15,636
Syndicate expenses payable	3,823
Other accrued expenses	44,937
Taxes payable	22,270
Accrued payroll payable	511,205
Total	$ 882,662

NOTE 8 -   **NET CAPITAL REQUIREMENTS**

As a registered municipal securities broker and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater. At December 31, 2021, the Company had net capital of $18,073,716 which exceeded the requirements by $17,823,716. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker. Per the clearing agreement, the Company should maintain at least $1,000,000 of net capital.

NOTE 9 -   **CONCENTRATIONS OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of non-payment for a sale or non-receipt of security is reduced through the guarantees by the Depository Trust Clearing Corporation ("DTCC"). Credit risk involving transactions with non-DTCC eligible counter-parties are limited by Receive Versus Payments/Delivery Versus Payments clearance methods. The risk of default by an issuer of securities is limited by the Company's policy to review, as necessary, the credit standing of each issuing entity.

NOTE 9 -   **CONCENTRATION OF CREDIT RISK** (Continued)

Financial instruments that potentially subject the Company to concentrations of credit risk include unsecured cash. At December 31, 2021 the Company had cash deposits with one bank that are in excess of federally insured amount by $672,327.

NOTE 10 -   **OTHER RECEIVABLES**

At December 31, 2021, the Company had an open receivable in the amount of $222,650 for the State or Municipal bonds purchased and/or sold on a when-issued basis and not settled as of December 31, 2021. This amount is shown on the Statement of Financial Condition as an offset against Due From Clearing Broker.

NOTE 11 -

COMMITMENTS AND CONTINGENT LIABILITIES

Operating Leases

The Company is obligated under various leases for office space located in Sudbury, MA, East Greenwich, RI, Warren, NJ, Buffalo, NY and New York, NY. The leases range from one to five years in duration.

These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise some of these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

NOTE 11- COMMITMENTS AND CONTINGENT LIABILITIES (Continued)

Operating leases-Continued

The Company's future minimum lease commitments under real estate leases are as follows:

Year End December 2021	
2022	$705,550
2023	689,525
2024	654,761
2025	620,519
2026	413,679
	$3,084,034
Less: Interest	685,324
Liability	$2,398,710

Rent expense for the year ended December 31, 2021 amounted to $736,571.

NOTE 11 -   **COMMITMENTS AND CONTINGENT LIABILITIES** (Continued)

Profit Sharing Plan

The Company is the sponsor of a profit sharing plan for the benefit of its employees. Participants must be 21 years of age or older and have completed one year of service. All contributions are totally discretionary and are allocated based on a participant's eligible salary in ratio to total compensation of all eligible participants.

For the year ended December 31, 2021, the Company made a contribution of $802,244. This is included on the income statement in employee compensation and benefits.

The Company also sponsors a 401(k) Profit Sharing Plan under Section 401(k) of the Internal Revenue Code, which provides tax-deferred salary deductions for eligible employees. Participants must be 21 years of age or older and have completed 1 year of service to be eligible to make voluntary contributions (not to exceed federally determined maximum allowable amount) to the plan. The Company may make contributions for a plan year designated as "qualified non elective contributions" and allocate them to non-highly compensated employees to help the plan pass one or more annually required Internal Revenue Code nondiscrimination tests.

NOTE 12-   **Subsequent Events**

Management has evaluated subsequent events or transactions through February 25, 2022, the date which the financial statements were available to be issued, and determined that there were no such events requiring disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

ROOSEVELT & CROSS, INCORPORATED
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15C3-1 OF THE SECURITIES AND
EXCHANGE COMMISSION AS OF DECEMBER 31,
2021

Total stockholders' equity qualified for net capital	$ 21,209,212
Deductions or charges	
Non-allowable assets	
Net book value of fixed assets	60,454
Prepaid expenses and other current assets	981,588
Loans receivable - employees	114,333
Total non-allowable assets	1,156,375
Net capital before haircuts on securities positions	20,052,837
Haircuts	
State and municipal government obligations	1,979,121
Total haircuts	1,979,121
Net capital	$18,073,716

Computation of Basic Net Capital Requirement

Minimum net capital required - 6 2/3% of	
Total aggregate indebtedness	$ 58,844
Minimum dollar net capital requirement of reporting dealer	$250,000
Net capital requirement	$250,000
Excess net capital	17,823,716
(Net capital less net capital requirement)	
Excess net capital at 1000%	
(Net capital less greater of 10% of aggregate indebtedness or 120% of minimum capital requirement)	$ 17,773,716

ROOSEVELT & CROSS, INCORPORATED
RECONCILIATION OF NET CAPITAL TO SUBMITTED UNAUDITED NET
CAPITAL AND COMPUTATION OF AGGREGATE INDEBTEDNESS AS
OF DECEMBER 31, 2021

Reconciliation of Net Capital to Submitted Unaudited Net Capital

Net capital per unaudited X17A-5	$18,073,716
Net capital per audited report	$18,073,716

Computation of Aggregate Indebtedness

Aggregate indebtedness liabilities	
Accrued expenses and taxes payable	$882,662
Total aggregate indebtedness	$882,662
Percentage of aggregate indebtedness to net capital	4.88%
Percentage of aggregate indebtedness to net capital after Anticipated capital withdrawals	6.41%

See report of independent registered public accounting firm

ROOSEVELT & CROSS, INCORPORATED

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule. Accordingly there are no items to report under the requirement of this rule.

See report of independent registered public accounting firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Roosevelt & Cross, Incorporated:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Roosevelt & Cross, Incorporated (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

February 28, 2022

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

ROOSEVELT & CROSS, INCORPORATED
FINANCIAL STATEMENTS
DECEMBER 31, 2021

TABLE OF CONTENTS

Page(s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Stockholders
of Roosevelt & Cross, Incorporated:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Roosevelt & Cross, Incorporated (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   T (212) 751 9100   F (212) 750 3262   withum.com

AN INDEPENDENT MEMBER OF HLB – THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

WithumSmith+Brown, PC

February 28, 2022

ROOSEVELT & CROSS, INCORPORATED
SCHEDULE OF ASSESSMENT AND PAYMENTS TO SECURITIES INVESTOR
PROTECTION CORPORATION (SIPC) PURSUANT TO RULE 17A-5(e)(4)
YEAR ENDED DECEMBER 31, 2021

General assessment	$ 25,978
Less:	
Payments made with SIPC-6:	14,447
July 16, 2021	
Total assessment balance due	$ 11,531
Determination of SIPC net operating revenues and general assessment	
Total revenue (Focus, Statement of Income (Loss), Part IIA Line 9)	$18,441,867
Deductions	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	(1,090,602)
The greater of:	
Total interest and dividend expense (Focus Line 22/Part IIA, Line 13 plus interest and dividend expense deducted in determining total revenue above) but not in excess of total interest and dividend income	
40% of margin interest earned on customers securities accounts (40% of FOCUS line 5)	(32,145)
Total deductions	(1,122,747)
SIPC net operating revenues	$17,319,120
General assessment @.0015	$25,978